

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via Email
Kingrich J. Lee
Chief Executive Officer
Luckycom Inc.
200 S. Virginia Street, 8th Floor
Reno, Nevada 89501

> **Re: Luckycom Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed October 10, 2013**
> **File No. 333-187874**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1. We reissue comment three from our letter dated September 20, 2013. Please remove the references to specific agencies you plan to provide supplies given the current lack of an application, lack of prequalification to sell, no negotiations or agreements with these entities and a current lack of funding. Remove similar references throughout the prospectus.

Description of Business, page 19

2. We note your response to comment five from our letter dated September 20, 2013 and your revised disclosure. Please revise to disclose who is undertaking the bioequivalent and bioavailability studies and provide additional detail regarding the studies including timelines.

3. We partially reissue comment seven from our letter dated September 20, 2013. Please provide a more detailed analysis of the preliminary activities to be completed prior to applying for prequalification. In addition, please revise to provide clear disclosure of the timing and estimated costs of the preliminary steps necessary before you apply for prequalification and any additional activities conducted during the prequalification process. Lastly, as previously requested, please revise the disclosure in this section to clearly discuss the impact upon your proposed business if you do not meet the qualifications and/or are not able to gain acceptance into the international public tenders.

4. We note your response to comment seven from our letter dated September 20, 2013 and the revised disclosure on page 8 and beginning on page 23. Please explain why the reference that few firms get to participate in international tenders is immaterial. Please discuss why few firms get to participate in the international public tenders and whether this would impact your ability to qualify.

5. Please revise the disclosure to define the acronym MHRA. Please ensure that all acronyms are defined in the disclosure.

6. We note your response to comment eight from our letter dated September 30, 2013 and we reissue the comment. Please specifically disclose what, if any, testing has been done to determine the efficacy of the products you have licensed and whether Luckycom Pharma has commercially sold any of these drugs in any jurisdiction.

7. We partially reissue comment ten from our letter dated September 30, 2013. We note the disclosure regarding your pharmaceutical products. Please provide clear disclosure of the current status of development of these proposed medicines and the anticipated costs and time period needed to develop such medicines.

8. We reissue comment 14 from our letter dated September 30, 2013. Given that all of the renovated malarial drugs licensed from Luckycom Pharma are generic drugs, and that the prequalification process relates to the manufacturer, please discuss in greater detail your proposed role in the process. As the applicant, discuss your role and responsibilities. In addition, please discuss whether the manufacturers could also be competitors.

Financial Statements, page 32

9. Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. Please also provide a current consent of the independent accountant as necessary.

Management's Discussion and Analysis, page 33

10. We note the revised disclosure that you need to raise $300,000 to implement your business plan. However, the amounts allocated to the activities discussed on page 33

only reflect $150,000. Please provide a complete detailed plan of operations to discuss the allocation of the $300,000. Also, please revise the plan of operations to reflect the steps after applying for prequalification. Lastly, please add clear disclosure to this section of the impact that the lack of funding would have upon the timing and implementation of each activity.

Executive Compensation, page 41

11. Footnote one to the summary compensation table reflects $9,030 paid to Mr. Lee for his services as a director. Please reconcile with the disclosure on page 42 that reflects such compensation was pursuant to a consultant agreement, which indicates this was for his services as an officer and director. In addition, please discuss the oral agreement in this section.

Certain Relationships and Related Party Transactions, page 42

12. Please revise the disclosure of the Custodian Agreement to reflect the amount paid in the interim financial period. In addition, clarify when this agreement was terminated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director